June 13, 2017

VIA EDGAR

Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance,  Mail Stop 3233

100 F Street, N.E. Washington, D.C. 20549

Re:  The Howard Hughes Corporation

Form 10-K

Filed February 23, 2017

File No. 001-34856

Dear Ms. Sobotka:

The Staff of the Securities and Exchange Commission (the “Commission”) provided a comment to The Howard Hughes Corporation (“we” or the “Company”), by letter dated May 31, 2017, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed February 23, 2017 (the “Form 10-K”), and to our May 19, 2017 responses to the Staff’s letter dated May 8, 2017. For your convenience in reviewing our responses to you,  we have included your comments immediately prior to the responses.

MPC Net Contribution, page 38

1. We note your calculation of this measure includes development costs as incurred and excludes cost of sales - land under GAAP. Please explain how this does not represent a tailored accounting principle and how you considered Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

MPC Net Contribution is used by management to evaluate the performance of our Master Planned Communities (MPC) segment.  Our intention with this measure is not to tailor an accounting principle or adjust our revenue or cost recognition practices associated with individual land sales contracts.  The metric provides our readers the same measurement that management uses for the overall MPC segment to evaluate and better understand the cyclical, long-term nature of MPC development. Generally, development costs incurred will exceed revenue from land sales in the early phases (i.e. the first ten years) of the development, or when sales are expected to dramatically increase, and be lower in the later phases of an MPC development, or when the MPC has excess inventory. Our MPC segment currently includes various communities in all phases of development.

Accordingly, we believe this performance measure remains an important supplemental disclosure for our readers to better understand the cyclical nature of this capital-intensive land business, which spans many decades, and the relationship between revenues, or current demand, and the additional costs required to meet that demand in the current period.  Segment earnings, presented on a GAAP basis in our measure, show operating margins that are indicative of the long term profitability of the MPC.  The MPC Net Contribution performance measure, presented only for our MPC segment, remains key to helping the readers of our financial statements compare and contrast the current period GAAP cost of sales related to land sales revenues in the current period with the costs expended related to land development activities and supported by GAAP revenues from sales in the current period. Since our land development activities vary significantly depending on the phase of the “life cycle” of each of our individual communities, we present the calculation so that readers can easily see the disparity that can exist between the GAAP cost of sales as compared to the GAAP expenditures. This provides readers a clearer understanding of the activities of our business (i.e. master planned community development).  The presentation does not represent or imply that expenditures are a substitution for GAAP cost of sales but helps further demonstrate to our readers the operational aspects of the MPC segment’s performance and the economics of the segment.

Furthermore, Question 100.04 relates to non-GAAP performance measures that tailor measurement methods from those presented under GAAP.  The expenditures metric that we have historically presented in this measure in our periodic filings is clearly described as a supplement to cost of sales – land under GAAP, does not accelerate revenue or decrease costs, and generally (in the most recent three fiscal periods) has not presented a more favorable measure.  It only provides our readers with a better understanding of the nature of the development activities ongoing in the current period.

Please call me at (214) 741-7744 if you have any questions or require further information.

Sincerely,

/s/ David R. O’Reilly

David R. O’Reilly

cc: Isaac Esquivel, Securities and Exchange Commission

David R. O’Reilly, The Howard Hughes Corporation

Mike Swain, The Howard Hughes Corporation

Kristi Reavis, The Howard Hughes Corporation

Timothy Hubach, The Howard Hughes Corporation

Mark R. Kaspar, Ernst & Young